As filed with the Securities and Exchange Commission on June 20, 2013.

1934 Act File No. 1-10882

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of

the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2012

AEGON COMPANIES PROFIT SHARING PLAN

4333 Edgewood Road N.E.

Cedar Rapids, Iowa 52499

(Full title of the plan and the address of the plan, if

different from that of the issuer named below)

AEGON N.V.

AEGONplein 50

PO BOX 85

2501 CB The Hague

The Netherlands

(Name of the issuer of the securities held pursuant to

the plan and the address of its principal executive office)

REQUIRED INFORMATION

FINANCIAL STATEMENTS

Because the AEGON Companies Profit Sharing Plan (the “Plan”) is subject to ERISA, the Plan’s financial statements and schedules filed as part of this Annual Report have been prepared in accordance with the financial reporting requirements of ERISA.

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

AEGON Companies Profit Sharing Plan
Year Ended December 31, 2012
With Report of Independent Registered
Public Accounting Firm

AEGON COMPANIES PROFIT SHARING PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Year Ended December 31, 2012

Report of Independent Registered Public Accounting Firm

The Board of Trustees

AEGON Companies Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of the AEGON Companies Profit Sharing Plan (the Plan) as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the AEGON Companies Profit Sharing Plan at December 31, 2012 and 2011, and the changes in its net assets available for benefits for the year ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2012, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Des Moines, Iowa

June 20, 2013

AEGON COMPANIES PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
(dollars in thousands)	2012	2011
Assets
Investments at fair value	$1,290,064	$1,155,367
Notes receivable from participants	27,743	28,663

Net assets available for benefits	$1,317,807	$1,184,030

See accompanying notes.

AEGON COMPANIES PROFIT SHARING PLAN

STATEMENT OF CHANGES IN NET ASSETS

AVAILABLE FOR BENEFITS

For the Year Ended
December 31,
(dollars in thousands)	2012
Changes in net assets attributed to
Investment income
Net realized gain and change in net unrealized appreciation (depreciation) in fair value of investments	$126,257
Dividends and interest	14,097

Total investment income	140,354

Interest income on notes receivable from participants	1,010

Contributions
Employer	20,554
Participants	51,406

Total contributions	71,960

Transfers of net assets from other plans	5,907

Total changes attributed to investment income, contributions and transfers	219,231

Benefits paid to participants	(85,454)

Change in net assets	133,777

Net assets available for benefits at beginning of year	1,184,030

Net assets available for benefits at end of year	$1,317,807

See accompanying notes.

AEGON COMPANIES PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

(Dollars in thousands)

1. Description of Plan

The following description of the AEGON Companies Profit Sharing Plan (the “Plan”) provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering substantially all U.S. employees of affiliates (within the meaning of Sections 414(b) and 414(c) of the Internal Revenue Code (the “Code”)) of AEGON USA, LLC (the “Company”). The Company is an indirect wholly owned subsidiary of AEGON N.V., a holding company organized under the laws of the Netherlands. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) and Section 401(a) of the Code.

Contributions and Transfers of Net Assets from Other Plans

Participants generally may contribute up to 25% of annual compensation to the Plan, subject to certain limits. Subject to the consent of the Plan administrator, participants may also rollover amounts representing distributions from other qualified defined benefit or contribution plans. Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions.

The employer matches 100% of participant contributions up to 3% of their eligible compensation per pay period. Participants may direct the investment of their contributions into any of the Plan’s fund options.

The Plan accepts transfers of net assets from other plans at fair value at the date of transfer.

Plan Amendments

On February 25, 2013, the Company amended the Plan to add clarifying wording regarding spousal consent in the case of unlocatable spouses and to make other technical changes to the Plan.

On May 29, 2012, the Company amended the Plan to add clarifying wording regarding the requirement for spousal consent.

The Company amended the Plan effective January 1, 2012 to add clarifying language regarding the payment of fees from Personal Choice Retirement Accounts.

Eligibility

Each eligible employee may participate in the Plan following completion of six months of employment. Alternatively, an employee may participate in the Plan if the employee works at least 1,000 hours during either the employee’s initial 12-month period of service or any plan year.

Participant Accounts

Each participant’s account consists of (a) participant contributions; (b) employer contributions; (c) rollover contributions; (d) loans; and (e) earnings on investments less any partial distributions from the Plan.

The Plan allocates employer and participant contributions to participants’ accounts each scheduled pay day. The Plan allocates earnings on the investments to participants’ accounts daily based on their investment in each fund.

Participants may change their future investment designations at their discretion. In addition, participants may transfer their existing balances to other funds.

Vesting

The Plan fully vests participants’ before tax and Roth contributions at all times. Participants vest in employer contributions according to a four-year graded vesting schedule. The Plan uses forfeited amounts to reduce employer contributions. Forfeitures of $282 and $538 were used to reduce employer contributions for the years ended December 31, 2012 and 2011, respectively. Additionally, forfeitures of $197 and $113 were available at December 31, 2012 and 2011, respectively, to replace future employer contributions.

Plan Termination

Although the Company has not expressed any intent to terminate the Plan, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and the Code. Upon termination of the Plan, each participant becomes fully vested and will receive the participant’s account balance.

Payment of Benefits

The accrued benefit of a Plan participant equals the value of the participant’s vested account as of the day the Plan disburses the funds. The normal form of payment to any participant legally married and who becomes entitled to a distribution is a joint and 50% survivor annuity. Participants, with spousal consent if applicable, or their beneficiaries may elect to receive their benefits in the form of a joint and survivor annuity, lump sum, or in monthly, quarterly, semiannual, or annual payments. The Plan, within limitations, also permits partial distributions of account balances.

The normal form of payment to any participant hired after December 31, 2007, or who begins to actively participate in the Plan after December 31, 2007, is a lump-sum distribution.

Participant Loans

Participants may borrow from their accounts in increments of $1,000 up to a maximum equal to the lesser of 1) $50,000 reduced by the excess of the highest outstanding loan balance during the preceding 12-month period over the outstanding loan balance on the day of the loan or 2) 50% of their vested account balance. Loan terms range from 1-5 years or up to 20 years for the purchase of a primary residence. A participant may not have more than two loans outstanding at any point in time. The loans bear interest at a rate commensurate with local prevailing rates at the date of issuance as determined quarterly by the plan administrator. Principal and interest is paid ratably through payroll deductions. If a participant terminates employment with the Company, the participant may continue to make loan payments through a pre-authorized check agreement. If the loan is not repaid in accordance with the terms of the Plan, a Participant will have a period of three months following the end of the calendar quarter in which the Participant terminates employment to repay the outstanding principal loan balance. If not repaid, the Plan will treat the outstanding principal loan balance and accrued interest as a distribution from the Participant’s Plan accounts.

2. Summary of Significant Accounting Policies

Basis of Presentation

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investments

The Plan invests in the general and separate accounts of Transamerica Financial Life Insurance Company (“TFLIC”), an affiliate of the Company within the meaning of Sections 414(b) and 414(c) of the Code, a Diversified Retirement Corporation, Inc. (“Diversified”) collective trust, mutual funds and AEGON N.V. common stock.

TFLIC Separate Accounts

The TFLIC Separate Accounts represent contributions invested primarily in domestic and international common stocks, mutual funds or collective trusts, and high quality short to intermediate term debt securities. The Plan values the TFLIC Separate Accounts at the net asset value (“NAV”) of each fund. The NAV is equal to the total value of all the securities in each fund’s portfolio, less any liabilities. TFLIC computes the Separate Account’s NAV once a day based on the closing market prices of the underlying securities on the New York Stock Exchange on each valuation date.

Personal Choice Retirement Accounts

The Plan invests in various common stock, mutual funds and other investments within a Personal Choice Retirement Account. The Plan values these securities, based on exchange listed price quotations, NAV provided by the fund manager, or third party pricing services.

Common Collective Trust, Mutual Funds, and AEGON N.V. Common Stock

The Diversified Collective Trust, mutual funds and AEGON N.V. common stock represent contributions invested primarily in domestic and international common stocks, including that of the Company’s indirect parent, mutual funds or collective trusts. The Plan values these funds at the NAV of each fund. The Company computes NAV once a day based on the closing market prices of the underlying securities on the New York Stock Exchange on each valuation date.

Guaranteed investment contract (“GIC”)

The Plan invests in a fully benefit responsive GIC with TFLIC, where TFLIC maintains the contributions in a general account (“Stable Fund”). TFLIC credits the account with participant contributions and earnings and charged for participant withdrawals and administrative expenses. The guaranteed investment contract issuer contractually must repay the principal and a specified interest rate that the issuer guarantees to the Plan.

The Stable Fund consists of stable fund segments based on the date the Stable Fund receives contributions. TFLIC establishes a guaranteed rate of interest for each segment and credits a rate of interest at least equal to the guaranteed rate for that Stable Fund segment until the Stable Fund segment maturity date. On the Stable Fund segment maturity date the guaranteed rate of interest for that Stable Fund segment will expire. Stable Fund segments mature at the end of each calendar year. Upon written notice TFLIC will transfer the amount in that Stable Fund segment to any of the investment funds maintained under the contract. If TFLIC does not receive written notice from the contract holder prior to the Stable Fund segment maturity date, TFLIC will automatically transfer the amount in the Stable Fund segment to a successor Stable Fund segment. Quarterly, TFLIC declares an interest rate for the Stable Fund segment established for contributions received during the quarter and guarantees the interest rate until the end of the calendar year. At the end of the year, the Stable Fund combines the quarterly segments into one segment for that year. Annually, TFLIC declares an interest rate for the Stable Fund segments for each prior year that still has a balance.

GICs held by a defined-contribution plan must be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Transfers from the Stable Fund elected by the Plan are subject to a market value adjustment. However, transfers from the Stable Fund at a Stable Fund segment maturity date will not be subject to a market value adjustment. The Statement of Net Assets Available for Benefits presents the contract value of the investment in the Stable Fund, which approximates the fair value relating to the investment contract. The Statement of Changes in Net assets Available for Benefits is prepared on a contract value basis.

Certain events may limit the ability of the Plan to transact at contract value with the insurance company and the financial institution issuer. Such events include (1) the Plan no longer constituting a tax qualified plan according to Section 401(a) or 404(a) of the Internal Revenue Code; (2) TFLIC determining that it can no longer continue to provide benefits under the contract because of a change in the Plan; (3) TFLIC does not receive deposits as described in the contract for three consecutive contract years; (4) TFLIC receives direction from the Plan to transfer assets outside of the contract, and such outside fund or funding vehicle is not available under the entities listed in the attachment to the contract; (5) Deposits are made to any fund that is not included in the contract or is not available under the entities listed in the attachment to the contract; (6) TFLIC is informed that Diversified has received, or has given, notice that Diversified will no longer be providing services to the Plan; or (7) In the opinion of TFLIC, the Plan violates any provision of the contract. The Company does not believe that the occurrence of any such events that would limit the Plan’s ability to transact at contract value with participants is probable.

Either the Plan or TFLIC may suspend the contract by giving written notice. Upon receipt of such written notice, the contract is immediately suspended. Upon suspension of the contract the Plan shall elect, prior to the date of transfer, one of two options regarding payment of the value of the Stable Fund:

(a)	TFLIC will pay the value of each Stable Fund segment on each applicable Stable Fund segment maturity date.

(b)	TFLIC will pay the balance of the Stable Fund to the contract holder or designated payee in a single sum. Any such payment may be subject to a market value adjustment.

Notes Receivable from Participants

Notes receivable from participants are stated at their unpaid principal balance plus any accrued but unpaid interest. The Plan estimates the fair value of notes receivable from participants as equal to the book value of the loans. If a participant ceases to make loan repayments and the Plan administrator deems the participant loan to be a distribution, the participant loan balance and accrued interest will be treated as a distribution from the Participant’s Plan accounts.

Subsequent Events

The financial statements are adjusted to reflect events that occurred between the Statement of Net Assets Available for Benefits date and the date when the financial statements are available to be issued, provided they give evidence of conditions that existed at the Statement of Net Assets Available for Benefits date.

Events that are indicative of conditions that arose after the Statement of Net Assets Available for Benefits date are disclosed, but do not result in an adjustment of the financial statements themselves.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities have various risks, such as interest rate, market, and credit risks, including a concentration of investment in a single entity risk. Due to the level of risk associated with certain investment securities, it is at least reasonably certain that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net assets Available for Benefits.

Recent Accounting Guidance

Current Adoption of Recent Accounting Guidance

Accounting Standards Codification (“ASC”) 820, Fair Value Measurement

In May 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS, which amends current guidance to achieve common fair value measurement and disclosure requirements in U.S. GAAP and International Financial Reporting Standards (“IFRS”). Some of the amendments represent clarifications of existing requirements. Other amendments change a particular principle or requirement for measuring fair value or disclosing information about fair value measurements. The guidance is effective for interim and annual periods beginning after December 15, 2011. The Plan adopted the guidance on January 1, 2012 and affected disclosures but did not impact the Plan’s financial position.

Accounting Guidance Adopted in 2011

ASC 820, Fair Value Measurement

On January 1, 2011, the Plan adopted guidance ASU 2010-06, Improving Disclosures about Fair Value Measurements, requiring separate presentation of information about purchases, sales, issuances, and settlements in the Level 3 reconciliation for fair value measurements using significant unobservable inputs. The adoption required updates to the Plan’s financial statement disclosures, but did not impact the Plan’s financial position.

3. Fair Value Measurements and Fair Value Hierarchy

Fair Value Measurements

ASC 820 defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value and enhances disclosure requirements for fair value measurements.

Fair Value Hierarchy

The Plan categorized its financial instruments into a three level hierarchy based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the Plan bases the category level on the lowest priority level input that is significant to the fair value measurement of the instrument.

Financial assets recorded at fair value on the Statements of Net Assets Available for Benefits are categorized as follows:

Level 1. Unadjusted quoted prices for identical assets or liabilities in an active market.

Level 2. Quoted prices in markets that are not active or inputs observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

a)	Quoted prices for similar assets or liabilities in active markets

b)	Quoted prices for identical or similar assets or liabilities in non-active markets

c)	Inputs other than quoted market prices that are observable

d)	Inputs that are derived principally from or corroborated by observable market data through correlation or other means

Level 3. Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. They reflect management’s own assumptions about the assumptions a market participant would use in pricing the asset or liability.

The Plan recognizes transfers between levels at the beginning of the quarter.

The following table presents the Plan’s hierarchy for its assets measured at fair value on a recurring basis at December 31, 2012 and 2011:

	December 31, 2012
	Level 1	Level 2	Level 3	Total
Assets
Equity securities (a)
AEGON N.V.	$53,023	$—	$—	$53,023
Basic material	678	—	—	678
Communications	1,587	—	—	1,587
Consumer - cyclical	1,089	—	—	1,089
Consumer - non-cyclical	2,125	—	—	2,125
Diversified	6	—		6
Energy	1,202	—	—	1,202
Financial	2,198	425	—	2,623
Industrial	710	—	—	710
Technology	2,997	—	—	2,997
Utilities	191	—	—	191

Total equity securities (a)	65,806	425	—	66,231
Debt securities (b)
Corporate bonds	—	181	—	181
Government - United States	6	—	—	6

Total debt securities (b)	6	181	—	187
Unit trusts (c)	6,238	—	—	6,238
Certificates of deposit (d)	—	20	—	20
Money market funds (e)	—	6,854	—	6,854
Mutual funds (f)
Alternative fund	1,331	—	—	1,331
Balanced fund	4,694	—	—	4,694
Domestic stock fund	49,617	—	—	49,617
Equity fund	626	—	—	626
Fixed income fund	3,317	—	—	3,317
International stock fund	5,840	—	—	5,840

Total mutual funds (f)	65,425	—	—	65,425
Common collective trusts (g)
Equity fund	—	168,552	—	168,552
Real estate fund	—	2,764	—	2,764

Total common collective trusts (g)	—	171,316	—	171,316
Guaranteed investment contracts (h)	—	408,116	—	408,116
Pooled Separate Accounts (i)
Bond fund	166,003	—	—	166,003
Equity fund	337,331	—	—	337,331
International equity fund	62,343	—	—	62,343

Total pooled Separate Accounts (i)	565,677	—	—	565,677

Total assets	$703,152	$586,912	$—	$1,290,064

	December 31, 2011
	Level 1	Level 2	Level 3	Total
Assets
Equity securities (a)
AEGON N.V.	$34,662	$—	$—	$34,662
Basic material	456	—	—	456
Communications	1,387	—	—	1,387
Consumer - cyclical	883	—	—	883
Consumer - non-cyclical	1,703	—	—	1,703
Diversified	6	—	—	6
Energy	1,170	—	—	1,170
Financial	2,025	768	—	2,793
Industrial	610	—	—	610
Technology	2,067	—	—	2,067
Utilities	205	—	—	205

Total equity securities (a)	45,174	768	—	45,942
Debt securities - corporate bonds (b)	—	163	—	163
Unit trusts (c)	3,852	—	—	3,852
Money market funds (e)	—	5,813	—	5,813
Mutual funds (f)
Alternative fund	477	—	—	477
Balanced fund	4,449	—	—	4,449
Domestic stock fund	32,681	—	—	32,681
Equity fund	139	—	—	139
Fixed income fund	2,422	—	—	2,422
International stock fund	2,451	—	—	2,451

Total mutual funds (f)	42,619	—	—	42,619
Common collective trusts - equity fund (g)	—	112,991	—	112,991
Guaranteed investment contracts (h)	—	401,402	—	401,402
Pooled Separate Accounts (i)
Balanced fund	57,486	—	—	57,486
Bond fund	116,122	—	—	116,122
Equity fund	314,587	—	—	314,587
International equity fund	54,390	—	—	54,390

Total pooled Separate Accounts (i)	542,585	—	—	542,585

Total assets	$634,230	$521,137	$—	$1,155,367

(a)	Equity securities are valued based on exchange listed price quotations of shares held by the Plan at year-end. Equity securities classified as Level 2 securities consist of non-redeemable preferred stock where market quotes are available but are not considered actively traded.
(b)	Debt securities are classified as Level 2 if the fair value is determined by observable inputs, other than quoted prices in active markets, for the asset or prices for similar assets. Level 2 securities include fixed maturity securities for which the Company utilized pricing services and corroborated broker quotes.
(c)	Unit trusts are valued based on NAV provided by the fund managers, whose NAV’s are quoted in an active market and therefore considered Level 1.

(d)	Certificates of deposit are classified as Level 2 if the fair value is determined by observable inputs, other than quoted prices. Level 2 certificates of deposit include medium term deposits for which the Plan utilized pricing services and corroborated broker quotes.
(e)	Money market funds are primarily valued at amortized cost, which approximates fair value.
(f)	Mutual funds are valued based on NAV provided by the fund managers, whose NAV’s are quoted in an active market and therefore considered Level 1.
(g)	Common collective trusts are valued based on NAV provided by the fund managers. The NAV provided by the fund managers is not quoted in an active market and is therefore considered Level 2. There are no redemption restrictions.
(h)	GICs are valued at contract value which approximates fair value as the amount participants would receive if they were to initiate permitted transactions under the terms of the plan and therefore considered Level 2.
(i)	Pooled Separate Accounts are valued based on NAV provided by the fund managers, whose NAV’s are quoted in an active market and therefore considered Level 1. There are no redemption restrictions.

During 2012 and 2011, there were no transfers between Levels 1 and 2, respectively.

4. Investments

The Plan’s investments (including investments purchased or sold, as well as held during the year) appreciated (depreciated) in fair value for the year ended December 31, 2012 as follows:

2012
Equity securities
AEGON N.V.	$22,340
Basic material	(12)
Communications	240
Consumer - cyclical	230
Consumer - non-cyclical	362
Energy	41
Financial	815
Industrial	53
Technology	351
Utilities	(6)
All other equity securities	(12)

Total equity securities	24,402
Unit trusts	485
Mutual funds
Alternative fund	(3)
Balanced fund	498
Domestic stock fund	5,290
Equity fund	30
Fixed income fund	305
International stock fund	562

Total mutual funds	6,682
Common collective trusts	17,095
Pooled Separate Accounts	77,670
All other investments	(77)

$126,257

The fair value of investments that represent 5% or more of the Plan’s net assets available for benefits at December 31 is as follows:

	2012	2011
Guaranteed investment contracts (TFLIC stable fund)	$408,116	$401,402
Pooled Separate Accounts
Core Bond Fund (TFLIC)	102,650	63,375
Large Growth Fund (TFLIC)	131,080	118,232
Large Value Fund (TFLIC)	81,224	69,348
Common collective trusts
Stock Index Fund (DIA)	168,552	112,991

Quarterly, TFLIC declares an interest rate for the Stable Fund that applies to contributions received during the quarter. TFLIC guarantees the interest rate until the end of the year. The average yields for the Stable Fund are as follows:

	2012	2011
Based on actual earnings	3.34%	3.87%
Based on average interest rate credited to participants	2.00	2.88

5. Notes Receivable from Participants

The Plan provides for loans to active participants as notes receivable. The Plan treats the loans as a participant directed investment of the participant’s account. The borrowing participant’s account shares in the interest paid on the note and bears any expense or loss incurred because of the loan. The notes bear interest at a rate established at the time the Plan makes the loan. The carrying value of notes receivable from participants at December 31, 2012 and 2011 was $27,743 and $28,663, respectively, which approximates the fair value of the notes.

6. Income Tax

The Plan received a favorable determination letter (December 23, 2008) from the Internal Revenue Service (“IRS”) stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. In connection with this determination by the IRS, the Company amended and restated the Plan. Once qualified, the Plan must operate in conformity with the provisions of the Plan and the Code to maintain its qualification. The plan administrator has indicated that it will take necessary steps to bring any Plan operational defect, if any, into compliance with the Code. The plan administrator believes that the Plan, as amended and restated, remains qualified and the related trust remains tax-exempt.

The Plan submitted an Application for Determination Letter on September 7, 2012.

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The Plan recognizes the financial statement effects of a tax position when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. Section 6501 of the Code imposes a three year limitations period on assessment of additional taxes. As a result, the Plan is no longer subject to income tax examinations for tax years prior to 2009.

7. Parties-in-Interest Transactions

In addition to the transactions discussed in Note 2, the Company and its affiliate, Transamerica Retirement Solutions Corporation (formerly, Diversified Retirement Corporation), provide all administrative services at no charge to the Plan. The Company does not determine the cost of its services.

SUPPLEMENTAL SCHEDULE

AEGON COMPANIES PROFIT SHARING PLAN

EIN 42-1310237 PLAN NO. 003

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS

(HELD AT END OF YEAR)

Year Ended December 31, 2012

(Dollars in thousands)

Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost	Current Value
Unallocated insurance contract - general account	Deposits in unallocated contracts in general account of insurance company
Transamerica Financial Life Insurance Company *	Stable Fund	**	$408,116
Separate Accounts of insurance company	Deposits in unallocated contracts in Separate Accounts of insurance company
Transamerica Financial Life Insurance Company *	Mid-Value Fund	**	38,409
Transamerica Financial Life Insurance Company *	Large Growth Fund	**	131,080
Transamerica Financial Life Insurance Company *	Core Bond Fund	**	102,650
Transamerica Financial Life Insurance Company *	Large Value Fund	**	81,224
Transamerica Financial Life Insurance Company *	International Equity Fund	**	62,343
Transamerica Financial Life Insurance Company *	High Quality Bond Fund	**	28,377
Transamerica Financial Life Insurance Company *	Large Core Fund	**	43,640
Transamerica Financial Life Insurance Company *	High Yield Bond Fund	**	34,976
Transamerica Financial Life Insurance Company *	Small Core Fund	**	42,978

Total Separate Accounts of insurance company			565,677
Collective Trust
Diversified Investment Advisors *	Shares of collective trust - Stock Index Fund	**	168,552
Diversified Investment Advisors *	Shares of collective trust - Real Estate Fund	**	2,764

Total Collective Trust			171,316
Equity securities
AEGON N.V. *	Shares of common stock - 8,047,327	**	53,023

AEGON COMPANIES PROFIT SHARING PLAN

EIN 42-1310237 PLAN NO. 003

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS

(HELD AT END OF YEAR) (continued)

Year Ended December 31, 2012

(Dollars in thousands)

Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost	Current Value
Mutual funds
Domestic stock fund - Columbia Acorn	Columbia Acorn Fund	**	14,860
Domestic stock fund - Vanguard	Vanguard Inflation Protected Secs	**	8,072
Domestic stock fund - Vanguard	Vanguard Small Cap Index Fund	**	18,453
International stock fund - Oppenheimer	Oppenheimer Developing Markets Fund	**	3,151

Total mutual funds			44,536
Other
Personal choice retirement account	Self-directed brokerage account
Equity securities
Basic material		**	678
Communications		**	1,587
Consumer - cyclical		**	1,089
Consumer - non-cyclical		**	2,125
Diversified		**	6
Energy		**	1,202
Financial		**	2,623
Industrial		**	710
Technology		**	2,997
Utilities		**	191

Total equity securities			13,208
Debt securities		**	187
Unit trusts		**	6,238
Certificates of deposit		**	20
Money market funds		**	6,854
Mutual funds
Alternative fund		**	1,331
Balanced fund		**	4,694
Domestic stock fund		**	8,232
Equity fund		**	626
Fixed income fund		**	3,317
International stock fund		**	2,689

Total mutual funds			20,889

Total personal choice retirement account			47,396

AEGON COMPANIES PROFIT SHARING PLAN

EIN 42-1310237 PLAN NO. 003

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS

(HELD AT END OF YEAR) (continued)

Year Ended December 31, 2012

(Dollars in thousands)

Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost	Current Value
Other (continued)
Notes receivable from participants*	Loans to participants with maturities of 5 to 20 years and interest rates ranging from 3.25% to 11.01%		27,743

Total investments			$1,317,807

*	Indicates parties-in-interest to the Plan
**	Not required for participant-directed investments

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

AEGON COMPANIES PROFIT SHARING PLAN

By:	/s/ Brenda K. Clancy
Brenda K. Clancy
Executive Vice President
Chief Operating Officer
AEGON USA, LLC

June 20, 2013